Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

HAND DELIVERED

February 28, 2005

Adriana Escobar Chanos

Bureau of Consumer Protection

Attorney General’s Office

1100 East William Street, Suite 200

Carson City, Nevada 89701

Kirby Lampley

Director of Regulatory Operations

Public Utilities Commission of Nevada

1150 East Williams Street

Carson City, Nevada 89701

Re:                               Corporate Merger of SBC Nevada’s Parent Corporation, SBC Communications Inc., and AT&T Corp.

Dear Ms. Chanos and Mr. Lampley:

The purpose of this letter is to inform the Regulatory Operations Staff (“Staff”) of the Public Utilities Commission of Nevada (the “Commission”) and the Office of the Attorney General, Bureau of Consumer Protection (“BCP”) of an Agreement and Plan of Merger that SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) intend to consummate in as timely a manner as possible.  To assist you in your review of the proposed merger as described in Section 704.329(6)(b) of the Nevada Revised Statutes (“NRS”), enclosed is a copy of the merger agreement between SBC and AT&T and the “Description of the Transaction, Public Interest Showing, and Related Demonstrations” impact statement of SBC and AT&T filed with the Federal Communications Commission (“FCC”) on February 22, 2005 (“FCC Impact Statement”).(1)

(1)                                  Cautionary Language Concerning Forward-Looking Statements.  Certain matters discussed in this submission, including its attachments, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

BACKGROUND

SBC is a Delaware corporation with its principal place of business in San Antonio, Texas.  SBC is the holding company parent of Nevada Bell Telephone Company d/b/a SBC Nevada.  SBC Nevada is authorized by the Commission to provide basic telecommunications service as a provider of last resort.  SBC also is the holding company parent of SBC Long Distance, Inc. (“SBC Long Distance”), SBC Telecom, Inc. (“SBC Telecom”), and SBC Advanced Solutions, Inc.  Both SBC Long Distance and SBC Telecom are authorized by the Commission to provide resold and facilities-based interexchange services. (2) SBC Advanced Solutions, Inc. is authorized to operate as a competitive provider of Advanced Services.

AT&T is a New York corporation with its principal place of business in Bedminster, New Jersey.  AT&T is the holding company parent of AT&T Communications of Nevada, Inc. (“AT&T Nevada”) and TCG Los Angeles, Inc. (“TCGCO”), both of which are authorized by the Commission to provide competitive resold and facilities-based, interexchange and basic telecommunications services on a state-wide basis.

In the 2004 calendar year, each of AT&T, and its subsidiaries operating within the State of Nevada — AT&T Nevada and TCGCO — derived less than 10 percent of their operating revenue, based on billed revenue, from intrastate telecommunications services provided to retail customers in Nevada.  Moreover, as recently demonstrated by SBC Nevada’s response to Data Request Staff-1 in Docket No. 05-2012, neither AT&T Nevada nor TCGCO have registered any retail customers in the 911 Database within SBC Nevada’s certificated service territory.

On January 30, 2005, SBC and AT&T executed a merger agreement by which SBC would acquire AT&T.(3) SBC will create a wholly-owned subsidiary, Tau Merger Sub Corporation (“Tau”), specifically for the purpose of consummating the transaction.  Tau will merge with and into AT&T; AT&T will be the surviving entity.  At the time of

(2)                                  SBC Telecom also is authorized to provide basic local exchange service in all areas of Nevada where SBC Nevada has not been designated as a provider of last resort of basic services.

(3)                                  On February 22, 2005,  SBC and AT&T officially notified the Department of Justice of the proposed merger in accordance with 15 U.S.C. § 18a.

the SBC/AT&T merger, shareholders of AT&T will exchange their stock for SBC stock.  AT&T thus will become a wholly-owned first tier subsidiary of SBC.

ANALYSIS

The transaction does not require Commission approval under NRS 704.329.  That statute provides in relevant part that:

[A] person shall not merge with, directly acquire, indirectly acquire through a subsidiary or affiliate, or otherwise directly or indirectly obtain control of a public utility doing business in this state or an entity that holds a controlling interest in such a public utility without first submitting to the Commission an application for authorization of the proposed transaction and obtaining authorization from the Commission.

NEV. REV. STAT. § 704.329(1) (2003).

The purpose of the statute is to provide for regulatory oversight by the Commission of changes of control of utility holding companies or utilities doing business in Nevada, but only where such change will affect retail service to Nevadans.  See Letter to Senator Randolph J. Townsend from Brenda J. Erdoes, Legislative Counsel (dated Aug. 13, 1999), at 4.  Thus, NRS 704.329 exempts certain transactions from its mandatory regulatory approval requirement.  The exempted transactions include:

Except as otherwise provided in this paragraph, a proposed transaction involving a public utility doing business in this state providing telecommunications services or an entity that holds a controlling interest in such a public utility if, in the most recently completed calendar year, not more than 10 percent of the gross operating revenue of the public utility or the entity that holds a controlling interest in the public utility was derived from intrastate telecommunications services provided to retail customers in this state by the public utility.

NEV. REV. STAT. § 704.329(6)(b) (2003).  As explained above and below, the SBC/AT&T merger falls within this exemption.

The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T.  There will be no change in the ownership of, or the Commission’s existing regulatory authority, over the operating subsidiaries of SBC and AT&T.

As discussed in the FCC impact statement submitted by SBC and AT&T, on a global basis, the completion of the merger of SBC and AT&T will clearly and demonstrably benefit the public interest and consumers.  It responds to major technology, marketplace, and regulatory changes by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers, and to accelerate the deployment of advanced, next-generation Internet Protocol networks and services, more so than either company can provide on a standalone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers — enterprise, small and medium-sized business, government and the consumer market.

As noted, in the most recently completed calendar year, none of AT&T, AT&T Nevada or TCGCO earned even 10 percent of their gross operating revenue, based on billed revenue, from intrastate telecommunications services provided to retail customers in Nevada.  In light of the current small telecommunications business niche served by AT&T Nevada and TCGCO in this state, the combination of SBC and AT&T will not materially affect retail customers of the involved public utilities in this state.  Therefore, the merger planned by SBC and AT&T falls squarely into NRS 704.329(6)(b).  As such, regulatory approval from the Commission is not mandatory for the completion of this transaction.  Furthermore, considering the clear legislative purpose for the statute — Commission prior approval of changes of control materially affecting retail service to Nevadans — there would be no public interest served by incurring the cost and delay associated with discretionary review by the Commission.

CONCLUSION

SBC and AT&T intend to complete the merger in as timely a manner as possible.(4) For the reasons discussed above, this transaction is exempt from mandatory prior approval of the Commission under NRS 704.329 and in light of the current nature of AT&T’s intrastate telecommunications business in Nevada, no public purpose would be served by pursuit of a discretionary review of the Commission.  SBC and AT&T intend, therefore, that this letter notify Staff and BCP of the merger pursuant to NRS 704.329(6)(b)(1), and further notify Staff and BCP that the transaction will have no material affect on the retail customers of SBC Nevada as contemplated by NRS 704.329(6)(b)(2).

If you need any further information regarding the merger or wish to discuss this correspondence, please contact me at (775) 333-4321.

Sincerely,

— original signed —

Dan Foley
General Attorney
SBC Nevada

Enclosures:                                  (1)                                  SBC / AT&T Merger Agreement

(2)                                  FCC Impact Statement

(4)                                  In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T, and other materials with the SEC. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T, without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T’s directors and executive officers is available in AT&T’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.